                     MORGAN STANLEY INSTITUTIONAL FUND, INC.
                           1221 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020

November 1, 2006

VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549

Re:      Morgan Stanley Institutional Fund, Inc.  (the "Fund")
         (File No. 811-05624)

Ladies and Gentlemen:

On behalf of the Fund, we transmit for filing under the Securities Exchange Act of 1934 and the Investment Company Act of 1940, each as amended, a preliminary copy of the following documents:

(i)      a notice of meeting, proxy statement and form of proxy relating to a special meeting of shareholders of the Fund, in the form in which such material is to be furnished by the management of the Fund to the Fund's shareholders; and

(ii)     Schedule 14A.

The Fund anticipates mailing copies of the definitive notice of meeting, proxy statement and form of proxy on or about November 16, 2006, after the staff's review of the preliminary materials filed herewith. If you have any questions concerning the foregoing, please do not hesitate to contact me at (212)
762-5442.

Best Regards,

/s/ Rita Rubin

Rita Rubin